FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
ANNUAL REPORT
of
PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of the last fiscal year to which this annual report relates: March 31, 2010
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A
Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
JOHN MCNAB
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020

Copies to:

JASON R. LEHNER Shearman & Sterling LLP Commerce Court West Suite 4405, P.O. Box 247 199 Bay Street Toronto, ON Canada M5L IE8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK
          In connection with the issuance by the Province of New Brunswick of US$750,000,000 aggregate principal amount of its 2.750% Bonds, Series HD, due June 15, 2018, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:
The following additional exhibits are added to the Annual Report:

Exhibit 99.7	Underwriting Agreement, dated June 9, 2011, including the names and addresses of the Underwriters;

Exhibit 99.8	Fiscal Agency Agreement, dated as of June 16, 2011, including the form of Global Bond;

Exhibit 99.9	Opinion of the Deputy Attorney General of the Province of New Brunswick, including a consent relating thereto, in respect of the legality of the Bonds; and

Exhibit 99.10	Schedule of Expenses.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 16th day of June, 2011.

PROVINCE OF NEW BRUNSWICK (Name of registrant)
By:	/s/ Leonard Lee-White
	Name:	Leonard Lee-White
	Title:	Assistant Deputy Minister Department of Finance

Exhibit Index

Exhibit 99.7	Underwriting Agreement, dated June 9, 2011, including the names and addresses of the Underwriters;

Exhibit 99.8	Fiscal Agency Agreement, dated as of June 16, 2011, including the form of Global Bond;

Exhibit 99.9	Opinion of the Deputy Attorney General of the Province of New Brunswick, including a consent relating thereto, in respect of the legality of the Bonds; and

Exhibit 99.10	Schedule of Expenses.